SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                            ---------------


                             SCHEDULE 14D-9

                 Solicitation/Recommendation Statement
                  Pursuant to Section 14(d)(4) of the
                    Securities Exchange Act of 1934

                            ---------------

                   PAINEWEBBER R&D PARTNERS II, L.P.
                       (Name of Subject Company)

                   PAINEWEBBER R&D PARTNERS II, L.P.
                  (Name of Person(s) Filing Statement)

                            ---------------


                       LIMITED PARTNERSHIP UNITS
                     (Title of Class of Securities)

                                  NONE
                 (CUSIP Number of Class of Securities)

                            ---------------

                            Dhananjay M. Pai
                                President
                  PaineWebber Development Corporation
                      1285 Avenue of the Americas
                        New York, New York 10019
                             (212) 713-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
      Communications on Behalf of the Person(s) Filing Statement)

                            with a copy to:

                          James M. Dubin, Esq.
                Paul, Weiss, Rifkind, Wharton & Garrison
                      1285 Avenue of the Americas
                     New York, New York 10019-6064
                             (212) 373-3000






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            Item 1.  Security and Subject Company

            The name of the subject company to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is PaineWebber R&D Partners II, L.P., a Delaware limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 1285 Avenue of the Americas, New York, New York 10019. The equity securities to which this Schedule 14D-9 relates are the limited partnership units (the "Units") of the Partnership.

            Item 2.  Tender Offer of the Bidder

            This Schedule 14D-9 relates to the tender offer by BioRoyalties, L.L.C., a Delaware limited liability company (the "Offeror"), on behalf of Pharmaceutical Royalties, L.L.C., a Delaware limited liability company, and Pharmaceuticals Royalty Investments Ltd., a Bermuda company (together, the "Funds"), to purchase any and all outstanding Units at a price per Unit of $3,650, net to the seller in cash, which price will be automatically reduced by the aggregate amount of any cash or asset distributions made or declared by the Partnership on or after June 30, 1997 (distributions since June 30, 1997 to date have totaled $50 per Unit) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 15, 1997, and the related Letter of Transmittal (which together constitute the "Offer").

            According to the Tender Offer Statement on Schedule 14D-1, dated August 15, 1997, filed by the Offeror with the Securities and Exchange Commission (the "Commission"), the address of the principal executive offices of the Offeror is 70 East 55th Street, New York, NY 10022.

            Item 3.  Identity and Background

            (a) The name and business address of the Partnership, which is the person filing this Schedule 14D-9, are set forth in Item 1 above. PWDC Holding Company (the "Manager") is the general partner of PaineWebber Technologies II, L.P. (the "General Partner"), which is the general partner of the Partnership. The Manager is a wholly-owned subsidiary of PaineWebber Development Corporation ("PWDC"), an indirect wholly-owned subsidiary of Paine Webber Group Inc.

            (b) Each material contract, agreement, arrangement or understanding and actual or potential conflict of interest between the Partnership and its affiliates and (i) its executive officers, directors or affiliates and (ii) the Offeror, its executive officers, directors or affiliates, is set forth below.







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                        (i)  Arrangements with Executive Officers, Directors and
Affiliates of the Partnership.

            Prior to July 1, 1996, the Manager received an annual management fee for management and administrative services provided to the Partnership in an amount equal to 2% of the aggregate gross proceeds received by the Partnership, reduced by the Partnership's capital commitment in projects that have been concluded, and the final proceeds of which, if any, have been distributed to the General Partner and the limited partners in the Partnership (the "Limited Partners"). The management fee was payable quarterly in advance and was adjusted annually on the first day of each fiscal year in an amount proportionate to the increase in the prior year in the Consumer Price Index by the United States Department of Labor. Commencing July 1, 1996, the Manager elected to discontinue the management fee charged to the Partnership.

            PaineWebber Capital, Inc. and ATL Inc., which are affiliates of the Partnership, own 77.0 and 17.5 Units, respectively.

            In July 1996, PaineWebber Incorporated ("PWI") entered into a settlement agreement (the "Settlement") in connection with a class action lawsuit against PWI and a number of its affiliates relating to PWI's sale of 70 direct investment offerings, including the offering of interests in the Partnership. Under the terms of the Settlement, PWI has, among other things, agreed to pay the class $125 million (which had previously been deposited in escrow with the United States Court for the Southern District of New York) and certain additional consideration. The additional consideration includes the assignment of fees and income attributable to the general partnership interest of the Partnership as well as guarantees of certain minimum returns to class members. PWI will guarantee that members of the plaintiff class will receive in distributions and fair market value as of December 31, 2000 at least the par value (of $10,000) per Unit. To date, the Partnership has distributed $9,721 per Unit in cash and in kind and the General Partner estimates a reasonable range of values of the assets underlying each Unit to be between $5,555 and $6,965. See
Item 4(c). Accordingly, the Partnership does not expect any amounts to be payable by PWI under the guarantee provided for in the Settlement with respect to the Units.

                  (ii) Arrangements with Executive Officers, Directors and Affiliates of the Offeror.

            The Offer states that Stephen Evans-Freke, Rory Riggs and David Madden are members of Pharmaceutical Partners, L.L.C., which manages the Offeror and the Funds and is the sole member of the Offeror. Mr. Evans-Freke was President of PWDC until May 1990; Mr. Riggs was a Managing Director of PWI until November 1990; and Mr. Madden was an associate at PWDC until February 1992. Messrs. Evans-Freke and Madden were directly involved in and responsible for






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identifying and selecting the investments in which the Partnership invested. In addition, Messrs. Evans-Freke and Madden were directly involved in structuring, negotiating and managing the Partnership and its assets. Since the termination of their employment as indicated, none of Mr. Evans-Freke, Mr. Riggs or Mr. Madden has been associated with, or employed by, PWDC, PWI or any of their affiliates.

            Under the PaineWebber Development Corporation Carried Interest Sharing Plan (the "CISP"), fixed percentages of certain warrants and the cash distributions received by PWDC in respect of certain partnerships in which PWDC has invested are awarded to participants in the CISP, including Mr. Evans-Freke and Mr. Madden. Mr. Evans-Freke and Mr. Madden are entitled to receive between 5% and 7% and between 0.85% and 4%, respectively, of amounts distributed to CISP participants in respect of such partnership investments. Since the respective dates of their termination of employment with PWDC through March 31, 1997, Messrs. Evans-Freke and Madden received $560,808 and $54,487, respectively, in respect of distributions under the CISP.

            Pursuant to a confidentiality agreement, dated May 13, 1997 (the "Confidentiality Agreement"), between an affiliate of the Offeror and the Partnership, the Partnership agreed to make available to such affiliate, in connection with its consideration of a possible transaction with the Partnership, and such affiliate of the Offeror agreed to keep confidential, certain information concerning the Partnership's pending derivative action (the "Centocor Litigation") against Centocor, Inc. ("Centocor") and Centocor Development Corporation III in the Chancery Court of Delaware (the "Court") arising from the Partnership's former partnership interest in Centocor Partners III, L.P. ("CPIII") and certain agreements entered into by Centocor and Eli Lilly & Company (which is more fully described in the Partnership's Form 10- Q for the quarter ended June 30, 1997). The affiliate of the Offeror also agreed that until the earlier of (a) public disclosure by the Partnership or Centocor of the effectiveness of any settlement of the Centocor Litigation or (b) August 15, 1997, unless specifically invited in writing by the Partnership, neither such affiliate nor any of its affiliates or representatives will, among other things, effect or seek to effect any tender or exchange offer, merger or other business combination involving the Partnership. A copy of the Confidentiality Agreement is attached to this Schedule 14D-9 as Exhibit 3 and is incorporated herein by reference.

            By letter to the General Partner, dated July 23, 1997 (the "List Undertaking") (the terms of which letter had been negotiated with representatives of the General Partner), an affiliate of the Offeror requested use of the list (the "List") of the names and addresses of the Limited Partners. In support of the request for the List, representatives of the Offeror stated in such letter, among other things, that such affiliate (i) will hold the List in strict confidence, and will not give any information derived from the List to any third party for any purpose whatsoever, except that it may






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provide the List to any information or other agent retained to act on its behalf in connection with any tender offer for the Units so long as such information or other agent is advised of the confidential nature of the List and agrees to use the List solely in connection with such proposed tender offer (with the Offeror responsible for any breach of these undertakings by such information or other agent); (ii) will comply fully with the requirements of the Securities Exchange Act of 1934 and the rules of the Commission thereunder, including full disclosure of all material facts and, in the case of any tender offer, rights of proration and withdrawal rights, irrespective of the number of Units sought to be acquired in such tender offer; (iii) acknowledges that the Partnership's Agreement of Limited Partnership provides that, prior to the transfer of any Units, the General Partner shall have consented in writing to the assignment, which consent may be withheld in the absolute discretion of the General Partner;
(iv) acknowledges that the General Partner may withhold consent, if, among other reasons, the General Partner concludes based upon the advice of counsel, that such acquisition would increase the risk of adverse tax consequences to the Partnership or its partners and that in the event the General Partner withholds its consent for any number of Units sought to be purchased, it will refrain from acquiring Units of the number so withheld (see Item 8); (v) undertakes not to solicit directly, and will instruct its information and other agents not to solicit directly, any PaineWebber broker with respect to the tender offer, provided that if a PaineWebber broker contacts the Offeror or its information agent, either may provide such person with the same information as is provided to any other person who contacts the Offeror or its information agent with respect to such tender offer; (vi) within 30 days after the completion of such tender offer, will return the List including any and all copies of the List and any related summary material together with any other materials provided by the Partnership; and (vii) will ensure that any solicitation of Limited Partners that will be undertaken by it or its information or other agents will be conducted in a professional and reasonable manner which will respect the privacy and rights of Limited Partners. A copy of the List Undertaking is attached to this Schedule 14D-9 as Exhibit 4 and is incorporated herein by reference.

            On July 25, 1997, the General Partner consented to the transfer of
2.5 Units by persons the General Partner has been advised are affiliates of the Offeror, effective as of October 1, 1997.

            The Partnership charges each purchaser of Units a $50 processing fee for each purchase of Units, which fee was charged in connection with the purchases described above and will be charged to the Offeror with respect to each purchase of Units by the Offeror pursuant to the Offer.








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            Item 4.  The Solicitation or Recommendation

            (a)   Recommendation of the General Partner.

            AS MORE FULLY DESCRIBED BELOW, THE GENERAL PARTNER HAS RECOMMENDED THAT THE LIMITED PARTNERS REJECT THE OFFER AND NOT TENDER THEIR UNITS PURSUANT TO THE OFFER.

            (b)   Background of the Offer.

            On March 26, 1997, the Partnership received an unsolicited letter from an affiliate of the Offeror in which such affiliate offered to purchase for $23 million in cash all of the assets of the Partnership reported in the Partnership's Form 10-Q for the quarter ended September 30, 1996. The affiliate of the Offeror also stated in such letter that in "lieu of acquiring all of the assets of the Partnership, [it] would consider an offer of equivalent value (taking into account the then existing and potential liabilities of the Partnership) in a negotiated merger transaction in which [it] would acquire for cash all of the outstanding" Units.

            During April 1997, representatives of the Partnership, including Mr. Dhananjay Pai, the President of PWDC, had several telephone conversations with representatives of the Offeror in which the representatives of the Partnership stated that a material development concerning the settlement negotiations of the Centocor Litigation may occur shortly and the Partnership's requirement that before any further information concerning such settlement negotiations could be disclosed to the Offeror, the Offeror would be required to enter into a confidentiality agreement. On May 13, 1997, the Offeror and the Partnership entered into the Confidentiality Agreement and certain information concerning the Centocor Litigation was disclosed to the Offeror.

            The Offeror requested a meeting with Mr. Pai. In a meeting on June 9, 1997 between representatives of the Partnership, including Mr. Pai and counsel to the Partnership, and representatives of the Offeror, the Offeror advised the Partnership that it believed that adequate consideration for the purchase by the Offeror of all of the Partnership's assets described in the Partnership's Form 10-K for the year ended December 31, 1996 would be $29 million in cash, or approximately $3,500 per Unit. Representatives of the Offeror stated that if their indication of value of the Partnership's assets was in accord with the Partnership's valuation of its assets, the Offeror would proceed with a definitive offer for such assets. Representatives of the Partnership responded that the Partnership would consider the Offeror's indication of value of the Partnership's assets and would reexamine the valuation of the Partnership's assets that it had prepared in preparation for such meeting, but that based on such valuation, the Offeror's indication of value of the Partnership's assets was substantially below the Partnership's valuation of its assets.






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            By letter, dated June 10, 1997, to the General Partner, an affiliate of the Offeror outlined certain assumptions used by it in arriving at its valuation of the Partnership's assets. On June 19, 1997, the Board of Directors of the Manager (the "Board") met to consider the Offeror's indication of value of the Partnership's assets and the valuation issues addressed in the letter of June 10, 1997. At this meeting, the Board, together with representatives of the Manager and PWDC, reviewed the valuation prepared by such representatives following the June 9, 1997 meeting, including the assumptions and methodologies used in the valuation of each of the Partnership's assets, and unanimously determined that the Offeror's indication of value of $29 million for the Partnership's assets was financially inadequate. Subsequent to the Board meeting of June 19, 1997, representatives of the Partnership informed the Offeror of the Board's determination.

            On July 7, 1997, representatives of the Offeror orally requested the List. On July 23, 1997, following certain discussions between representatives of the Partnership and an affiliate of the Offeror, the General Partner received the List Undertaking. (See Item 3(b)(ii) for a description of the List Undertaking.) On August 8, 1997, the General Partner provided to the Offeror the List pursuant to the List Undertaking.

            On August 15, 1997, the Offeror commenced the Offer.

            On August 18, 1997, following the making of the Offer, the Board considered the terms of the Offer, and for the reasons discussed below, determined that the Offer was financially inadequate and that the Partnership should recommend to the Limited Partners that they reject the Offer and not tender their Units to the Offeror in the Offer.

            As previously disclosed to the Limited Partners, the parties to the Centocor Litigation entered into an agreement in June 1997 to settle the Centocor Litigation. In June 1997, the Court entered an order preliminarily approving the settlement agreement, and the Court scheduled a hearing for September 4, 1997 to determine whether the proposed settlement should be approved. In determining the fairness of the Offer, the Board based its determination of the value of its former CPIII interest on the assumption that the terms of the proposed settlement of the Centocor Litigation would be approved and believes that the Offeror made its determination of value of such CPIII interest based on the same assumption. Counsel to another limited partner of CPIII, who has filed a complaint against Centocor similar to the Partnership's complaint, has stated that he intends to object to the proposed settlement. In addition, an entity named Pharmaceutical Partners II, L.P., which the Partnership believes was formerly, but is no longer, affiliated with the Offeror, has also indicated its intention to object to the proposed settlement. If the Court were to reject the






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proposed settlement, the Partnership cannot predict what actions, if any, the
Offeror may take in response thereto.

            (c)   Factors Considered by the Board

            The Board's determination that the Offer is financially inadequate and its recommendation that the Limited Partners reject the Offer and not tender their Units to the Offeror in the Offer are based on a number of factors including, but not limited to, the following:

                  1. The General Partner's knowledge of and experience with (i) the Partnership's business, assets, financial condition and future prospects, including the terms of the proposed settlement of the Centocor Litigation and
(ii) the value of assets of other entities with assets similar to those of the Partnership.

                  2. The opinion of management of PWDC and the Manager that the Offer is financially inadequate. In response to the Offer, management undertook a valuation of each of the Partnership's assets, relying generally on the knowledge and experience described above and, with respect to assets of the Partnership (including the amounts payable to the Partnership under the proposed settlement of the Centocor Litigation) whose value is dependent on third-party product sales, relying on sales projections for such products prepared by Wall Street and other industry analysts not affiliated with the Partnership. In addition, in valuing certain assets, management relied on non-public information furnished to it by the sponsor companies pursuant to confidentiality agreements. Based on the foregoing, management concluded that a reasonable range of values for the Partnership's assets on a per Unit basis to be $5,555 to $6,965, making the Offer a discounted amount of 35% to 48% of such range of values. Management noted, however, that in arriving at such range of values, it was generally required to rely on confidential and non-public information provided by sponsor companies and to make certain assumptions regarding product sales, timing of regulatory approvals, competitive products and general company conditions, many of which assumptions are based on factors beyond the control of the General Partner, the Partnership or any of its affiliates. It is possible that the actual value of the Partnership's assets may be significantly more or less than indicated, and management, the General Partner and the Partnership are unable to provide any assurance that the actual value that may be realized by the Partnership or any Limited Partner would be as indicated by such range of values.

                        In the Offer, the Offeror stated that the price being offered by it for the Units "is greater than the $29 million valuation of the Partnership prepared by the General Partner in July 1996 for ERISA purposes. In addition, since the date of the General Partner's valuation, the Partnership has distributed approximately $7.7 million in cash." The valuation referred to in the Offer is a






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valuation prepared by the General Partner for ERISA purposes as of December 31,
1995. The General Partner elected to report "price not available" for the Units for ERISA purposes as of December 31, 1996 because at that time the parties had not yet entered into a settlement agreement with respect to the Centocor Litigation. The General Partner believes that a reasonable current range of value for the Partnership's assets is as set forth above.

                  3. The General Partner's belief that in order for the Offeror to realize any significant return on its investment, the Offeror is required to purchase the Units at a substantial discount from fair market value. The General Partner bases this belief on the passive nature of the assets held by the Partnership, which consist primarily of product royalty rights whose value is derived from product sales and whose value cannot be affected by the holder of the royalty right.

                  4. The General Partner's commitment to protecting the interests of the Limited Partners. Neither the General Partner nor any of its affiliates currently receives any fees or other economic benefit from the Partnership, and the General Partner is making its recommendation to the Limited Partners not to tender their Units in the Offer based solely on its commitment to protect the interests of the Limited Partners. (See Item 3(b)(i).)

                  5. The fact that the General Partner is in the process of winding-up its operations, which it anticipates will be substantially completed within the next several years, and that the Limited Partners should receive substantial value in connection therewith, including a pro rata distribution of the proceeds of the proposed settlement of the Centocor Litigation, which distribution may be in the form of cash or other property.

            The Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board arrived at its position and recommendation based on the totality of the information presented to and considered by it.

            Item 5.  Persons Retained, Employed or to be Compensated

            Neither the Partnership nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to Limited Partners in connection with the Offer.

            Item 6.  Recent Transactions and Intent with Respect to Securities







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            (a) There have been no transactions in the Units during the past 60 days by the Partnership or, to the best of the Partnership's knowledge, by any executive officer, director, affiliate or subsidiary of the Partnership.

            (b) To the best of the Partnership's knowledge, none of its executive officers, directors, affiliates or subsidiaries currently intends to tender, pursuant to the Offer, any Units held of record or beneficially owned by such persons.

            Item 7.  Certain Negotiations and Transactions by the Subject
Company

            (a) The Partnership is not currently engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Partnership; (ii) a purchase, sale or transfer of a material amount of assets by the Partnership;
(iii) a tender offer for or other acquisition of securities by or of the Partnership; or (iv) any material change in the present capitalization or distribution policy of the Partnership.

            (b) There are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

            Item 8.  Additional Information to be Furnished

                  Pursuant to the Partnership's Agreement of Limited Partnership, the General Partner cannot in any event consent to any transfer of Units which would result in a termination of the Partnership for federal income tax purposes. Such a termination results from a sale or exchange of 50% or more of the Units within a 12- month period. During the 12-month period preceding the date of the Offer, 0.53% of the outstanding Units were sold or exchanged. As a result, the General Partner cannot consent to any sale of Units in the Offer aggregating more than 4,084.5 Units, or 49.47% of the outstanding Units.


            Item 9.  Material to be Filed as Exhibits

            Exhibit 1. Letter, dated August 19, 1997, from the General Partner to the Limited Partners, concerning the Offer (included with the Schedule 14D-9)

            Exhibit 2. Letter, dated August 19, 1997, to PaineWebber Investment Executives

            Exhibit 3.  Confidentiality Agreement






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            Exhibit 4.  List Undertaking

            Exhibit 5.  CISP






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                               SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                        PAINEWEBBER R&D PARTNERS II, L.P.

                        By: PaineWebber Technologies II, L.P.,
                              its general partner

                        By: PWDC Holding Company
                              its general partner

                        By:/s/Dhananjay M. Pai
                           -------------------
                       Name:    Dhananjay M. Pai
                       Title:   President

Dated: August 19, 1997